NEWS RELEASE
TSX - NOC
September 12, 2007	NR:07-13

Northern Peru Announces C$16 million Financing

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES.

Northern Peru Copper Corp. (the "Company") (TSX:NOC) has today entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Salman Partners Inc. and Canaccord Adams (the "Underwriters"), under which the Underwriters have agreed to buy on a private placement basis 1,210,000 common shares from the Company at a price of $9.10 per common share (the "Brokered Placement").

The Company also intends to issue, via a non-brokered private placement on the same terms as the Brokered Placement, approximately $5 million of common shares (the "Non-Brokered Placement"). Finder's fees will be payable on a portion of the Non-Brokered Placement.

Closing of the two placements is expected to occur on or about September 26, 2007 and is subject to regulatory approvals.

The net proceeds from the placements will be used to fund completion of a feasibility study on the Galeno project, acquisition of certain surface rights, exploration programs, repay a loan provided to the company, make payments in respect of additional mineral rights and for general corporate purposes. While the Company is proceeding aggressively with the feasibility study, the strategic review process initiated in February with its financial advisor, Genuity Capital Markets, remains ongoing and is progressing.

The Brokered Placement is being made in British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “David Strang”	dstrang@northernperu.com
tel: + 604 687 0407
David Strang, VP Corporate Development	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this [website or press release or relevant disclosure document], such as “measured resources”, “indicated resources”, and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form File No. 20F, which may be secured from us, or from the SEC’s website at

http://www.sec.gov/edgar.shtml.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041